SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                           --------------------------

                                  SCHEDULE 13G
                                 (Rule 13d -102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                       (Amendment No. _______________)(1)


                            Trident Rowan Group Inc.
                            ------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    89614K106
                                    ---------
                                 (CUSIP Number)

                                November 28, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]      Rule 13d-1(b)

                  [x]      Rule 13d-1(c)

                  [ ]      Rule 13d-1(d)


--------------------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

--------------------------------------------------------------------------------
CUSIP No. 89614K106                  13G                       Page 2 of 7 Pages
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     JAN H. LOEB
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)     [ ]
                                                               (b)     [x]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------

       NUMBER OF          5.    SOLE VOTING POWER
         SHARES                 290,700
      BENEFICIALLY      -------------------------------------------------------
        OWNED BY          6.    SHARED VOTING POWER
          EACH                  21,000
       REPORTING        -------------------------------------------------------
      PERSON WITH         7.    SOLE DISPOSITIVE POWER
                                290,700
                        -------------------------------------------------------
                          8.    SHARED DISPOSITIVE POWER
                                21,000
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     311,700
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   [ ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.1%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

Item 1(a).    Name of Issuer:

              Trident Rowan Group Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

              c/o Tamarix Capital, 299 Park Avenue, 16th Floor, New York City, New York 10171

Item 2(a).    Name of Person Filing:

              Jan H. Loeb

Item 2(b).    Address of Principal Business Office or, if None, Residence:

              6610 Cross Country Boulevard, Baltimore, Maryland  21215

Item 2(c).    Citizenship:

              Mr. Loeb is a citizen of the United States of America.

Item 2(d).    Title of Class of Securities:

              Common Stock, par value $.01 per share

Item 2(e).    CUSIP Number:

              89614K106


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)      [ ]   Broker or dealer registered under Section 15 of the Exchange
                    Act.

     (b)      [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)      [ ]   Insurance company as defined in Section 3(a)(19) of the
                    Exchange Act.

     (d)      [ ]   Investment company registered under Section 8 of the
                    Investment Company Act.

     (e)      [ ]   An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E).

     (f)      [ ]   An employee benefit plan or endowment fund in accordance
                    with Rule 13d-1(b)(l)(ii)(F).

     (g)      [ ]   A parent holding company or control person in accordance
                    with Rule 13d-1(b)(l)(ii)(G).

     (h)      [ ]   A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act.

     (i)      [ ]   A church plan that is excluded from the definition of an
                    investment company under Section 3(c)(14) of the Investment
                    Company Act.

     (j)      [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.       Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)      Amount beneficially  owned:

              311,700 shares

     (b)      Percent of class:

              7.1%

     (c)      Number of shares as to which such person has:

     (i)      Sole power to vote or to direct the vote:    290,700

     (ii)     Shared power to vote or to direct the vote:  21,000

     (iii)    Sole power to dispose or to direct the disposition of:  290,700

     (iv)     Shared power to dispose or to direct the disposition of:  21,000

Item 5.       Ownership of Five Percent or Less of a Class.

              Not applicable

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.


              A trust, of which Mr. Loeb is a trustee, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 21,000 shares of the common stock described herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

              Not applicable

Item 8.       Identification and Classification of Members of the Group.

              Not applicable

Item 9.       Notice of Dissolution of Group.

              Not applicable

Item 10.      Certifications.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     January 4, 2001
                                                     ---------------
                                                         (Date)

                                                     /s/ Jan H. Loeb
                                                     ---------------
                                                       (Signature)


                                                     Jan H. Loeb
                                                     ---------------
                                                     (Name/Title)